Mail Stop 4561

February 9, 2009

Mr. Edward H. Blankenship
Senior Vice President of Finance and Chief Financial Officer
Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805

> **Re: Avocent Corporation**
> **Form 10-K For the Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
>
> **Forms 10-Q For the Fiscal Quarters Ended**
> **March 31, 2008, June 30, 2008 and September 30, 2008**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2008**
>
> **Form 8-K Filed on December 2, 2008**
>
> **File No. 000-30575**

Dear Mr. Blankenship:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief